Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated March 13, 2025, except for the effects of the restatement described in Long-Lived Assets and (Loss) Earnings per Common Share paragraphs of Note 1, Note 2, Note 3, Note 4, Note 5, Note 6, Note 9, Note 10 and Note 11 as to which the date is August 11, 2025, relating to the consolidated financial statements of The Joint Corp., the Company, which appears in this Annual Report on Form 10-K/A for the year ended December 31, 2024. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, P.C.

Phoenix, Arizona
September 26, 2025